 **The David Movie**
October 23 at 6:00 PM · 🌐

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HEAD OF STORY - NATHAN STANTON

In over twenty years working at Pixar, Nathan was involved in amazing projects that included Finding Nemo, Monster Inc, Incredibles 2, and many more. He has since expanded his portfolio, and now works on several different animated and live-action projects, in addition to story consulting on the Netflix documentary 'Crip Camp.' While doing all of this, he is also acting as Head of Story on David for Sunrise Productions.

With its unique appeal, David's story has captivated many people, including Nathan. He understands that this story is sacred to millions of people and has endured for millennia, and that's why he can't wait to share it with the world.

If you wish to learn more about this incredible project and how we plan to bring it to life, go to angel.com/david



 

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 **The David Movie**
October 28 at 5:52 PM · 🌐

Meet Renee Cunningham.

She is the co-founder of the Ebenezer Trust, and has dedicated her life to helping people grow and reach their full potential.

The work Renee and her team does at Ebenezer equips young people to live their lives more fully and in alignment with their strengths. With the skills acquired there, these apprentices have a chance to become better farmers, business people and thinkers.

We admire her efforts and believe she represents the kindness and courage needed to face the most extraordinary odds.

If you want to recognise people in your life for their bravery and big hearts, don't hesitate to nominate them for the DAVID Award!

Follow the steps below if there's someone you'd like to nominate for this special award.

1) Create a post on Facebook or Instagram
2) Tag us
Facebook:@TheDavidMovie
Instagram:@TheDavidMovieOfficial
3) Tag the person you want to nominate as your "David"
4) Include a short description/video explaining why they deserve this award and use the #davidawardnomination

Go to angel.com/david to learn more about David.



 **The David Movie** was live.
October 27 at 7:59 PM · 🌐

What do Shrek, Tangled, and David all have in common? Besides their impeccable sense of humor. Quality animation! David creator and co-founder of Sunrise Productions Phil Cunningham will talk with Angel Studios co-founder Jeff Harmon about the challenges of entering the animation space. Phil will detail how Sunrise Productions in South Africa has prepared themselves to capture David with the same engaging storytelling and animation skills as Dreamworks and Pixar.

Have a modern day David in your life who should be recognized? Create a post with their lovely face and why you are nominating them, tag them, tag David, and then use the hashtag #DavidAwardNomination.

Learn more about David at Angel.com/david



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 **The David Movie**
October 27 at 6:00 PM ·

The Shepherd's Song

"Adonai roei, lo echsawr.
Binot desheh yarbitzeni,
Al-mei menuchot yenahaleini.
Nafshi yeshovev,
Yancheni bemagalei tzedek lema'an shem.
Kam ki elech be'gei tzalmawves,
Lo iraw raw ki ataw imadi,
Shivtechaw u'mishantechaw hemaw yenachamuni.
Ta'aroch lefawnai shulchawn neged tzoriroi dishantaw vashemen
roshi,
cosi rivawyaw.
Ach tov vaw'chesed yirdifuni kol yemei chayoi ve'shavti be'veis
Adonai orech yawmim."

Learn more about David here: angel.com/david



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 **The David Movie**
October 26 at 6:00 PM · 🌐

For over 20 years, we've been dreaming of telling the story of David.

We teamed up with incredible talents, made connections with exceptional people, and visited beautiful places.

Making a movie of epic proportions like "David" is an adventure we want to take with you.

So we invite you to join us and be part of this story.
Go to angel.com/david and find out how.



Phil and Brent
VALLEY OF ELAH, ISRAEL

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 **The David Movie** updated their status.
October 26 at 12:30 AM ·

· · ·

Animation is our language. It takes us beyond limitations and allows us to speak to any age group, culture or ethnicity.

As filmmakers, we want to celebrate and inspire the best elements of the human spirit through original and uplifting stories.

Our journey is exciting and unconventional, so if you want to know more about it and how we plan to bring "David" to the world, join us in this conversation with Jeff Harmon, one of the founders of Angel Studios, who also knows a thing or two about taking on challenges and making extraordinary things.

Learn more about David here angel.com/david

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 **The David Movie**
October 24 at 6:00 PM · 🌐

"If you want to go fast, go alone. If you want to go far, go together." ~African proverb.

Our driving passion is to make one of the greatest biblical animated features and take this inspiring message to the world. We know this is possible because we walk together!

If you want to join us in this journey, go to angel.com/david and find out how.
#thedavidmovie



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